                                                                   EXHIBIT 99.6
Florence F. Francis
c/o The Barbers
300 Industrial Boulevard N.E.
Minneapolis, MN 55413

Dear Ms. Francis:

     This is to confirm our intentions with respect to the lease at 300 Industrial Boulevard N.E., Minneapolis, Minnesota. We understand that these facilities are leased by The Francis Family Limited Partnership to The Barbers, Hairstyling For Men & Women, Inc. (the "Barbers") pursuant to a five-year lease (the "Lease") that expires in 2003. Section 6.1(i) of the Agreement and Plan of Merger (the "Merger Agreement") being executed on or about the date hereof between the Barbers, Regis Corporation and Regis Merger Sub, Inc. requires, as a condition to closing of the merger contemplated by the Merger Agreement, that the Lease be amended to provide that it is terminable upon six months notice. Please accept this as our agreement that any such amendment will provide that Regis Corporation will pay on the effective date of any such termination, in consideration of release of its obligations to pay rental payments for the balance of the lease term, a termination fee of $500,000; provided, however, that if a firm of independent real estate valuation experts chosen jointly by Regis and you determines that such payment is not a reasonable payment for release of such obligations, after taking into account the value of the lease payments for the balance of the Lease term, the costs of remodeling, the costs of obtaining a new tenant (including lost revenue during any period the property is likely to be vacant, brokerage commissions, etc.), and any other costs or expenses reasonably related to such termination, the termination fee shall be equal to the payment such independent valuation firm determines is reasonable; provided, further, that if such independent valuation expert determines that a reasonable payment is less than $400,000, at the option of the Francis Family Limited Partnership, the payment may be rejected, the Lease shall remain in full force and effect, and the obligations of the Barbers under Section 6.1(i) of the Merger Agreement shall be deemed fully satisfied. In the event the Lease is terminated, we also agree to assign to you at termination, at your option, the sublease for the subtenant currently occupying a portion of the leased premises.

     We undertake to draft an amendment to the Lease incorporating these provisions as soon as possible after execution of the Merger Agreement. If these terms are acceptable to you, we ask that you confirm by countersigning in the space below.

Dated:  January 25, 1999

                                        Regis Corporation


                                        By  /s/ Paul D. Finkelstein
                                            --------------------------------
                                            Paul D. Finkelstein, President
                                            and Chief Executive Officer
Agreed to this 29th day of January, 1999
The Francis Family Limited Partnership


By   /s/ Florence Francis
    ------------------------------------
     Florence Francis, General Partner